Mail Stop 6010

August 3, 2006

Mr. Mark W. Lerner
Chief Financial Officer
Nephros, Inc.
3960 Broadway
New York, NY 10032

       RE: **Nephros, Inc.**
               Form 10-KSB for the fiscal year ended December 31, 2005
               Filed April 20, 2006
               File No. 1-32288

Dear Mr. Lerner:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

Consolidated Statements of Cash Flows, page F-6

1.   Cash flows associated with securities classified as available-for-sale should be presented, separately and at gross, as contemplated in paragraph 18 of SFAS 115. That is, in future filings, please revise to separately present cash flows from

purchases, sales and maturities of each classification of securities as separate line items in the cash flow statements.

Note 2. Basis of Presentation and Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

2.   We note that you recognized $1.6 million in licensing revenue in fiscal year 2005 related to the licensing of your patents to Ashai Kasei Medical. Please tell us more about the licensing agreement, including the following:

- Tell us about any obligations you have during the licensing period, including any perfunctory provisions that must be fulfilled during the licensing period.
- Tell us about any obligations you may have to maintain the patents during the licensing period.
- Tell us about any other ongoing agreements with Ashai Kasei Medical, if any, to provide services or product.
- Tell us why you believe it is appropriate to recognize all of the revenue received from Ashai upfront, on the date you signed the licensing agreement. Cite the GAAP literature upon which you based your accounting.

We may have additional comments after reviewing your response.

3.   In this regard, we note that Ashai Kasei Medical purchased your common shares at the time that the 10-year distribution agreement was executed.   Please explain if either agreement was conditioned upon execution of the other. Also tell us if the terms of the stock sale to Ashai were exactly the same as the terms of other stock sales to unaffiliated third parties at that date. Explain if the pricing or other significant terms of the distribution and manufacturing agreement with Ashai are special or unusual in any way.

Note 4. Property and Equipment, net, page F-13

4.   We note that your manufacturing equipment is located at Medica's manufacturing plant. Please explain your policy with respect to impairment for this equipment. Tell us who has the risk of loss if the equipment is damaged. Explain who retains title to the equipment at the end of the contract. We may have additional comments after reviewing your response.

Note 5. Stockholders' Equity and Redeemable Convertible Preferred Stock, page F-13

5.   Please revise in future filings to disclose how you presented, accounted for and valued each of the warrants discussed in this section of your filing. Also, please tell us how EITF 00-19 requires you to present the warrants in your balance sheet.

6.   We note on page F-20 that you breached the registration rights agreement as a result of you failure to timely file your annual report. Please tell us how you accounted for the registration rights agreement and subsequent damages as a result of this breach. Cite the accounting literature upon which you relied and how you applied that literature to your situation.

         As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief